Exhibit 99.1

Almonty and the Government of Rwanda Form Strategic Tungsten Partnership

Partnership follows introduction by U.S. Department of State under the 2025 U.S.-Rwanda Framework for Shared Economic Prosperity

Government of Rwanda to receive a 25% equity interest in a platform combining the near-term collection and export of ore, pre-concentrate and panning tailings from Rwanda’s existing small-scale license holders with mobile processing and new exploration

DILLON, Montana – September 14, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced that it has entered into a binding agreement with the Government of Rwanda (the “GOR”) under which the GOR will receive a 25% interest in Almonty Rwanda Pty Ltd (“Almonty Rwanda”) in exchange for the contribution of the Shyorongi tungsten exploration concession and a mineral processing license, with Almonty holding the remaining 75%.

The agreement also provides for Almonty Rwanda, with the assistance of the GOR, to acquire ore, pre-concentrate and panning tailings from Rwandan mining license holders, including small-scale license holders, for sale or upgrading. Almonty Rwanda intends to export that material until a collection and processing plant is built in Rwanda. This gives the partnership access to material from Rwanda’s existing production base in the near term, rather than depending solely on future exploration at Shyorongi.

Rwanda is the only African country among the world’s ten largest tungsten producers. The partnership is designed to combine three elements of that sector within a single platform: the acquisition and upgrading of ore, pre-concentrate and panning tailings from Rwandan mining license holders, including small-scale license holders; a mobile processing unit intended to operate temporarily near existing tailings dams rather than requiring all of the material to be transported to a centralized plant from day one; and exploration at the approximately 32 square kilometer Shyorongi block. A collection and processing plant in Rwanda is contemplated as the next stage.

This joint venture agreement is contemplated as the first stage towards a more comprehensive investment and development framework with the Government of Rwanda, covering future investment and development in Rwanda and the construction and operation of a collection and processing plant. The intent is to modernize and expand Rwanda’s tungsten sector while strengthening trade and long-term supply-chain security between Rwanda and the United States, extending Almonty’s strategy of building a secure, Western-aligned tungsten supply chain.

Key Transaction Highlights

●	Almonty Rwanda may acquire ore, pre-concentrate and panning tailings from Rwandan mining license holders, including small-scale license holders, for sale or upgrading, with the ability to export that material until the collection and processing plant is built in Rwanda. Where required, lower-grade material collected may be shipped to the Company’s existing processing facilities for upgrading. This is the element of the partnership expected to generate material first, ahead of the mobile processing unit and exploration at Shyorongi.

●	Almonty will hold 75% and the GOR will hold 25% of Almonty Rwanda at completion.
●	The GOR’s 25% ownership will be provided in exchange for: its contribution of the Shyorongi concession, a greenfield exploration block of approximately 32 square kilometers in Rulindo District, Northern Province, Rwanda; and a mineral processing license for a mobile tailings processing unit intended to process tailings from existing mine operators.
●	Almonty Rwanda intends to acquire a mobile tailings processing unit to process tailings from existing mine operators, operating temporarily near the relevant tailings dams. The agreement addresses the permitting required in connection with the construction and operation of that unit.
●	Separately, the GOR will use reasonable endeavors to facilitate introductions to mine operators, landowners and mining license holders so that Almonty Rwanda can negotiate tailings arrangements, obtain access for the mobile unit and acquire material.

Near-Term Material from Rwanda’s Existing Producers

Unlike a conventional greenfield exploration transaction, the partnership is structured to draw on material that Rwanda’s mining sector is already producing. Collection from small-scale license holders, together with the mobile tailings processing unit operating temporarily near the relevant tailings dams, is intended to allow Almonty Rwanda to acquire, upgrade and export material while a collection and processing plant in Rwanda is designed and constructed. That next stage will be subject to reaching a binding investment and development agreement with the GOR.

This strategic partnership bolsters Rwanda’s tungsten sector at a critical juncture. Rwanda is the only African country among the world’s ten largest tungsten producers, and a significant portion of the country’s tungsten output is drawn from small-scale license holders. The partnership’s goal of designing, funding and constructing a centralized collection and processing plant to receive ore and pre-concentrate from those license holders across the country is intended to provide the supply chain integrity required to meet the stringent standards of Western defense and technology end-users.

The partnership follows an introduction by the United States Department of State and is aligned with the 2025 U.S.-Rwanda Framework for Shared Economic Prosperity, as well as the Regional Economic Integration Framework of the Washington Accords for Peace and Prosperity, both of which contemplate United States-supported investment in the region’s critical minerals sector.

Government co-operation is a recurring feature of Almonty’s project portfolio. Construction of the Sangdong Mine in South Korea was financed by KfW IPEX-Bank, part of Germany’s state-owned KfW banking group, under export credit cover issued by Oesterreichische Kontrollbank AG, Austria’s official export credit agency, and Almonty has worked with the South Korean government since 2022 on measures to strengthen that country’s domestic supply chain. With the introduction in Rwanda coming from the United States Department of State, the Government of Rwanda joins that list; in this case as a direct equity partner in the project itself.

The partnership also comes ahead of a significant change in United States defense procurement rules. Effective January 1, 2027, restrictions on specified tungsten materials sourced from covered foreign nations extend back through the supply chain to the mining or production of the tungsten ore or feedstock, making documented and traceable origin increasingly important for tungsten entering covered United States defense supply chains.

Management Commentary

Lewis Black, Chairman, President and Chief Executive Officer of Almonty, said: “The most immediate opportunity here is the material that is already being produced. Rwanda’s small-scale license holders are producing ore, pre-concentrate and panning tailings today, and this agreement allows us to collect, upgrade and export that material while we build out the collection and processing plant. We are combining that existing production base with modern processing, traceability and our own exploration program, with the Government of Rwanda participating alongside us as an equity partner. That gives us the ability to build the platform from material that already exists while we explore for the future. This is part of our ongoing strategy to find shorter-term solutions to the widening supply deficit in the West. That program is being undertaken at the request of the Western tungsten industrial base, and we are pursuing several avenues. This is the first of them.”

Alice Uwase, Chief Executive Officer of the Rwanda Mining Board, said: “Rwanda is pleased to welcome Almonty as a strategic partner in the development of our tungsten industry. This investment will help to transform our mining sector by introducing world-class processing infrastructure, international standards for environmental and social governance, and a comprehensive training program to develop Rwandan talent. The partnership advances our vision of building a modern, sustainable mining industry that creates lasting value for the people of Rwanda. The U.S.-Rwanda Framework for Shared Economic Prosperity is a valuable tool in this regard.”

About Almonty Industries Inc.

Almonty (NASDAQ: ALM) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Tungsten Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to be a major contributor to the global non-China tungsten supply chain upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain and the United States, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Legal Notice

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law, and persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this news release include, but are not limited to, statements concerning Almonty Rwanda, the exploration and development of tungsten assets in Rwanda, production and processing capabilities, potential access to ore, pre-concentrate and panning tailings from Rwanda mining license holders, the expected benefits of the joint venture and the entering into of a binding investment and development agreement with GOR. These statements are based on assumptions and important factors that, if untrue, could cause actual results to differ materially, including political and economic conditions in Rwanda, failure to entering into any investment or development agreements with GOR or agreements with Rwanda mining license holders, commodity prices for tungsten, the Company’s ability to finance its investment, and other risks identified in the Company’s public filings. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the absence of material adverse changes in our industry, Rwanda or the global economy, including interest rate fluctuations, inflationary pressures, supply chain disruptions, and commodity market volatility, and trends in our industry and markets, including the competitive environment. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form for the year ended December 31, 2025 dated March 18, 2026 under the heading “Risk Factors” and in the Company’s management’s discussion and analysis for the three and six months ended June 30, 2026 and 2025 dated August 11, 2026 under the heading “Risks and Uncertainties” and the risk that any corporate governance changes will not be implemented. Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company

Lewis Black

Chairman, President & Chief Executive Officer

(647) 438-9766

info@almonty.com

Investor Relations

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us